02024716

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

28 March, 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: March 28, 2002

By: /s/ Steven John Webb
Steven John Webb
Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NUMBER: 208230

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE NOTIFICATION ATTACHED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE NOTIFICATION ATTACHED

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 5P EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

26 MARCH 2002

12) Total holding following this notification

16,550,567

13) Total percentage holding of issued class following this notification

6.07%

Steven Weiss

M&G
INVESTMENTS

M&G Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
Premier Farnell plc
Farnell House
Forge Lane
Leeds
LS12 2NE

Fax: (0870) 129 8610

26 March 2002

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Mark Thomas
for and on behalf of Prudential plc

Direct Line: 020 7548 3266
Direct Fax: 020 7548 3268

Enc.

Steve Wells

10968 01.01

14) Any additional information

15) Name of contact and telephone number for queries

Steven Webb
Company Secretary & General Counsel
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ

16) Name and signature of authorised company official responsible for making this notification

Steven Webb

Date of notification: 27 MARCH 2002

Steven Webb

M&G INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for PREMIER FARNELL ORD GBP0.05
as at 25 March 2002

Percentage holdings are calculated using an issued share capital of 272,244,295 ORD GBP0.05 shares

	Registered Holder	Holding	%	
Prudential plc		16,550,567	6.07	Total Notifiable Interest
	MAGIM HSBC GIS NOM(UK) SALI	146,352		
	PRUCLT HSBC GIS NOM(UK) PAC AC	16,039,215		
	PRUCLT HSBC GIS NOM(UK) PPL AC	290,000		
	ROY NOMS LTD 578060	75,000		
The Prudential Assurance Company Limited		16,475,567	6.05	
	MAGIM HSBC GIS NOM(UK) SALI	146,352		
	PRUCLT HSBC GIS NOM(UK) PAC AC	16,039,215		
	PRUCLT HSBC GIS NOM(UK) PPL AC	290,000		

End of Report

10977 03.01